UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 25 May, 2006

ASX & MEDIA RELEASE
25 MAY, 2006

NOVOGEN LIMITED APPOINTS NEW DIRECTOR

Novogen Limited (ASX: NRT Nasdaq: NVGN) has appointed Professor Alan Husband PhD, DSc FASM to its board as an Executive Director.

Professor Husband has more than 30 years experience in basic and applied scientific research and research management.

His academic research interests in immunology and pathology have been reflected in the publication of several books and more than 200 scientific papers and he currently holds a professorial appointment at the University of Sydney.

These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen Group of companies, which he has held since 1996.

In this position Professor Husband is responsible for the development and commercialisation of the Company’s flavonoid drug technology platform.

During this time he has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.

Welcoming Professor Husband to the board, Novogen’s Chairman, Philip Johnston, said the input of his extensive scientific expertise and knowledge of the Company’s Research and Development would provide a valuable contribution and addition at Board level.

Professor Husband joins the Novogen Board of directors which includes Mr Philip Johnston (Chairman), Mr Christopher Naughton (CEO), Mr Peter Simpson, Professor Paul Nestel AO, Dr Leanna Read and Mr Geoff Leppinus.

ISSUED FOR:                      NOVOGEN LIMITED

LISTINGS:    ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION:   CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY :    WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity: NOVOGEN LIMITED
ABN: 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALAN JAMES HUSBAND
Date of appointment	23 MAY, 2006

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities 61,148 ORDINARY SHARES

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities NIL

Part 3 - Director’s interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

25 MAY, 2006